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SEC MAIL PROCESSING RECEIVED MAY 28 2004 WASH, D.C. 161 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65210

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas P. Lutz

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Stanwix Street, Suite 1702
(No. and Street)

Pittsburgh	PA	15222-1405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas P. Lutz 412-889-1789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGill, Power, Bell & Associates, LLP
(Name – *if individual, state last, first, middle name*)

623 State Street	Meadville	PA	16335
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

COMMONWEALTH OF PENNSYLVANIA)
) SS:
COUNTY OF ALLEGHENY)

OATH OR AFFIRMATION

I, Thomas P. Lutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas P. Lutz, Investment Consultant (A Proprietorship), as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Sworn and Subscribed to before me,
this 27th day of May, 2004

Notarial Seal
Ann K. Farina, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Feb. 21, 2005
Member, Pennsylvania Association of Notaries

Ann K. Farina
Notary Public

[signature]
Signature

OWNER / PRES
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS P. LUTZ
625 Stanwix Street
Suite 1702
Pittsburgh, PA 15222-1405
(412) 889-1789

May 21, 2004

Ann Marie McGarrigle
Supervisor of Examinations
NASD
Philadelphia District Office
1835 Market Street, Suite 1900
Philadelphia, PA 19103-2929

Dear Ms. McGarrigle:

Thank you for your letter of May 18, 2004, copy attached, with your advice on the inaccuracy of my 12/31/03 audited financial statements.

Accordingly, my firm's auditor, McGill, Powers, Bell & Associates, LLP, has reissued its audited financial statements for 12/31/03 for my firm with Note A on page 6 corrected to adhere to my firm's membership agreement and Note C.

Enclosed are the corrected reissued 12/31/03 audited financial statements for my firm, originals and copies of which are being sent, along with a copy of this letter, to the SEC and NASD offices listed below.

Also enclosed is my newly completed Form X-17A-5 Part III with copies of same sent to the same below listed SEC and NASD offices.

I respectfully request that you and all SEC and NASD offices return to me the previously issued 12/31/03 audited financial statements as requested by my firm's auditors, McGill, Power, Bell & Associates, LLP.

Very truly yours,

Thomas P. Lutz

TPL:pag

Enclosures

NASD

May 18, 2004

BY CERTIFIED MAIL # 7160 3901 9848 2158 8040

Mr. Thomas P. Lutz
Thomas P. Lutz
625 Stanwix Street, Suite 1702
Pittsburgh, PA 15222-1405

Dear Mr. Lutz:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(the Rule). The report as submitted appears deficient in that it contains an inaccurate note to the financial statements. Note A on page 6 contains a statement to the effect that the firm has a clearing agreement, executes and clears its transactions on a fully disclosed basis. This is not in adherence with the firm's membership agreement and Note C.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 28, 2004. Questions may be addressed to Pierre M. Charles, Senior Compliance Examiner, at (215) 963-2612.

Sincerely,

AnnMarie McGarrigle

AnnMarie McGarrigle
Supervisor of Examiners

AMM/cm

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106

McGill, Power, Bell & Associates, LLP
Certified Public Accountant
623 State Street
Meadville, PA 16335

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929

McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

THOMAS P. LUTZ, INVESTMENT CONSULTANT

(A PROPRIETORSHIP)

**FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2003**

TABLE OF CONTENTS

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929

McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

INDEPENDENT AUDITOR'S REPORT

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 2 8 2004
WASH., D.C. 161

To the Proprietor
Thomas P. Lutz, Investment Consultant
(A Proprietorship)
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Thomas P. Lutz, Investment Consultant (A Proprietorship), (the "Proprietorship"), as of December 31, 2003 and the related statements of income, proprietor's capital and cash flows for the year then ended. These financial statements are the responsibility of the Proprietor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Thomas P. Lutz, Investment Consultant (A Proprietorship), as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGill, Power, Bell & Associates, LLP

McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania
February 13, 2004

THOMAS P. LUTZ, INVESTMENT CONSULTANT

(A PROPRIETORSHIP)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	9,689
Accounts receivable		4,495
Interest receivable		2
Prepaid expenses		893
	$	15,079

LIABILITIES AND PROPRIETOR'S CAPITAL

Accrued expenses	$	4,000
PROPRIETOR'S CAPITAL		11,079
	$	15,079

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT

(A PROPRIETORSHIP)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES		
Investment advisory fees	$	16,480
Interest income		22
		16,502
EXPENSES		
Professional services		14,383
Dues, fees and filing cost		1,004
Broker/Dealer expenses		461
		15,848
NET INCOME	$	654

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT

(A PROPRIETORSHIP)
STATEMENT OF PROPRIETOR'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

	Equity Contribution	Accumulated Equity	Total
BALANCE, DECEMBER 31, 2002	$ 12,905	$ (2,480)	$ 10,425
2003 Activity:			
Equity contribution			-
Net income		654	654
Distributions to proprietor			-
BALANCE, DECEMBER 31, 2003	$ 12,905	$ (1,826)	$ 11,079

See notes to financial statement.

THOMAS P. LUTZ, INVESTMENT CONSULTANT

(A PROPRIETORSHIP)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	654
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(539)
Increase in interest receivable		(2)
Increase in prepaid expenses		(893)
Increase in accrued expenses		4,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		3,220
CASH, BEGINNING		6,469
CASH, ENDING	$	9,689

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Thomas P. Lutz, Investment Consultant (A Proprietorship), (the "Proprietorship"), was formed on August 7, 2002 with the capital contribution by Thomas P. Lutz, of $12,905 in cash. The Proprietorship is registered as a broker/dealer with the National Association of Securities Dealers, Inc. ("NASD") and in all states where applicable in order to provide investment advisory services. The services are rendered by the sole proprietor, who provides investment advisory primarily to individual clients.

The Proprietorship has no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer. Accordingly, the Proprietorship does not carry customers' accounts and does not hold securities in connection with such transactions. All financial transactions between Thomas P. Lutz and his customers are through one or more bank account with the designation "Special Account for the Exclusive Benefit of Customers of Thomas P. Lutz".

These financial statements have been prepared solely from the accounts of Thomas P. Lutz, Investment Consultant, and do not include Mr. Lutz's personal accounts or those of any other operations in which he is engaged.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is possible that actual results could differ from those estimates.

Cash

Proprietor periodically assesses the financial condition of the institutions where cash deposits are held and believes that any potential credit loss is minimal.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues

Revenues are recognized quarterly for the investment advisory services performed for the customers of the Proprietorship. Revenues are billed in arrears.

Expenses

The Proprietorship recognizes the expenses directly related to the investment advisory services as received and also expenses directly related to its registration and operations as a broker/dealer. The Proprietorship has no employees. Accordingly, additional expenses are allocated and charged to the Proprietorship by the sole proprietor for management and operational services performed.

Income taxes

The Proprietorship does not file its own federal or state income tax returns. Its income and expenses are included in the personal income tax returns of the sole proprietor.

NOTE B - NET CAPITAL OR EQUITY REQUIREMENTS

The Proprietorship, as a registered broker/dealer, is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that "aggregate indebtedness" of the Proprietorship, as defined, shall not exceed fifteen times "net capital" (or "net equity"), as defined. In addition, Rule 15c3-1 requires that "net capital" (or "net equity") of not less than $5,000 be maintained at all times by brokers who do not generally carry customers' accounts.

At December 31, 2003, the Proprietorship's net capital (or net equity) ratio (aggregate indebtedness to net capital (or net equity)) was 39%, and its capital (or net equity) was $10,184 compared with the required net capital (or net equity) of $5,000.

NOTE C - SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

The Proprietorship is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirements of Rule 15c3-3(k)(2)(i) which, among other things, states that the Proprietorship will not hold customer funds or safekeep customer securities.

SUPPLEMENTARY INFORMATION

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929

McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Proprietor
Thomas P. Lutz, Investment Consultant
(A Proprietorship)
Pittsburgh, Pennsylvania

We have audited the accompanying statements of Thomas P. Lutz, Investment Consultant (A Proprietorship), as of and for the year ended December 31, 2003, and have issued our report thereon dated February 13, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGill, Power, Bell & Associates, LLP

McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania
February 13, 2004

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL/EQUITY UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL		
Total member's equity	$	11,079
Accounts receivable adjustment allowable for net capital/equity		-
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		11,079
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		893
Interest receivable		2
		895
NET CAPITAL/EQUITY BEFORE HAIRCUTS ON SECURITIES' POSITIONS		10,184
Haircuts on securities positions		-
NET CAPITAL/EQUITY	$	10,184
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$	-
Accrued expenses		4,000
TOTAL AGGREGATE INDEBTEDNESS	$	4,000
COMPUTATION OF BASIC NET CAPITAL/EQUITY REQUIREMENT		
MINIMUM NET CAPITAL/EQUITY REQUIRED	$	5,000
EXCESS NET CAPITAL/EQUITY	$	5,184
Ratio: Aggregate indebtedness to net capital/equity		39%

THOMAS P. LUTZ, INVESTMENT CONSULTANT

(A PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL/EQUITY UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2003

RECONCILIATION WITH PROPRIETORSHIP'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2003)

Net capital/equity, as reported in Proprietorship's Part II (unaudited) FOCUS report	$	11,079
NET CAPITAL/EQUITY PER AUDIT	$	11,079

Note: The Proprietorship is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule. There are no liabilities subordinated to the claims of creditors and no reserve requirements.